

March 15, 2011

Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

      Re: KB Home
              Form 10-K for the fiscal year ended November 30, 2010
              Filed January 31, 2011
              File No. 1-9195

Dear Mr. Kaminski:

      We have reviewed your response letter dated March 8, 2011 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended November 30, 2010

MD&A - Critical Accounting Policies, page 50
Inventory Impairments and Land Option Contract Abandonments, page 51

1. We note your response to our prior comment four. It appears to us that the
   current disclosure in your Form 10-K indicates that while each land parcel or
   community is assessed to determine if indicators of potential impairment exist, a
   land parcel or community is only evaluated for recoverability if such indicators
   do, in fact, exist. Therefore, please revise your disclosures in future filings to
   clarify if each land parcel or community is evaluated for recoverability. To the
   extent that you evaluate less than all of your land parcels and communities, please
   disclose the number you evaluated as well as the number that were impaired
   during each period.

Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 80

2. Based on your response to our prior comment six, please tell us what additional disclosures you intend to provide in future filings for warranties related to defective drywall materials. Also, please explain to us where and how you recorded the $8.3 million revision to estimated repair costs in 2010 and tell us how you intend to disclose this revision in future filings.

Note 15. Legal Matters, page 81

3. We note your response to our prior comment seven and have the following additional comments:
    * Notwithstanding the fact that there was not a demand from the lenders under the Springing Guaranty, please provide us a more specific and comprehensive discussion regarding how you determined that a loss was not probable or estimable at November 30, 2010. In this regard, please specifically discuss what consideration you gave to the fact that you provided certain guarantees to the lenders and that they filed a Chapter 11 involuntary bankruptcy petition against South Edge on December 9, 2010.
    * Please provide us a more specific and comprehensive discussion regarding why you assumed South Edge would pay off the Loans at a discount. In this regard, please provide us more information regarding what discussions you or South Edge had with the lenders regarding this potential outcome.
    * Please provide us your estimate of the fair value of the South Edge land at November 30, 2010 and 2009 and at February 28, 2011.
    * We note you had a reserve of approximately $122 million relating to South Edge at November 30, 2010. We also note your disclosure on page 74 of your Form 10-K that there were no impairment charges in 2010 related to your investments in unconsolidated joint ventures. Please provide us a specific and comprehensive discussion regarding how you determined that your potential obligation under the Springing Guaranty did not result in a reduction of your investment in South Edge during 2010 and explain to us when and how you recorded the reserve.
    * Please provide us a specific and comprehensive discussion regarding your assessment of the overall carrying value of South Edge and your obligations under the Springing Guaranty, including amounts related to unpaid interest and attorney fees, at February 28, 2011.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief